# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BLACKROCK MUNIHOLDINGS FUND, INC., CIK 0001034665
CUSIP: 09253N609
Title of class of securities: VARIABLE RATE MUNI TERM PREFERRED SHARES
Address of issuer's principal executive offices: 100 Bellevue Parkway, Wilmington, Delaware (DE), 19809
Date of event which requires filing of this statement: 09/28/2026
Filed by CIK 0000019617
Persons authorized to receive notices and communications: Michael Lees, JPMorgan Chase & Co., 270 Park Avenue, New York, New York (NY), 10017, (212) 270-6000

## Reporting persons
- JPMorgan Chase & Co. (CIK 0000019617): type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 7,178; sole dispositive power 0; shared dispositive power 7,178; aggregate amount beneficially owned 7,178 (100% of the class)
- DNT Asset Trust (CIK 0002005954): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 7,178; sole dispositive power 0; shared dispositive power 7,178; aggregate amount beneficially owned 7,178 (100% of the class)

## Item 1. Security and Issuer
Title of class of securities: VARIABLE RATE MUNI TERM PREFERRED SHARES
Name of issuer: BLACKROCK MUNIHOLDINGS FUND, INC.
Address of issuer's principal executive offices: 100 Bellevue Parkway, Wilmington, Delaware (DE), 19809
Comment:
This Amendment No. 3 (this "Amendment") amends, as set forth below, the statement on Schedule 13D, dated December 20, 2023 and filed with the SEC on January 2, 2024 (the "Original Schedule 13D"), as amended by that certain Amendment No. 1 dated as of February 09, 2026, and filed with the SEC on February 26, 2026, and as amended by that certain Amendment No. 2 dated as of June 2, 2026, and filed with the SEC on June 4, 2026, for JPMorgan Chase & Co. ("JPMC") and DNT Asset Trust ("DNT Trust") (collectively, the "Reporting Persons") with respect to certain Variable Rate Muni Term Preferred Shares ("Preferred Shares") of BLACKROCK MUNIHOLDINGS FUND, INC. (the "Issuer").

This Amendment is being filed in relation to the amendment to the Amended and Restated Variable Rate Muni Term Preferred Shares Purchase and Exchange Agreement, dated as of February 9, 2026 and the amendment to the Amended and Restated Registration Rights Agreement, dated February 9, 2026, each relating to the Preferred Shares of the Issuer.

## Item 2. Identity and Background
Name of person filing: This information is not changed by this Amendment.
Residence or business address: This information is not changed by this Amendment.
Present principal occupation or employment: Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule A and Schedule B referenced therein and replacing them with Schedule A and Schedule B included with this Amendment and attached as an Exhibit hereto.
Criminal convictions in the last five years: Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule A and Schedule B referenced therein and replacing them with Schedule A and Schedule B included with this Amendment and attached as an Exhibit hereto.
Civil proceedings (securities laws) in the last five years: Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule A and Schedule B referenced therein and replacing them with Schedule A and Schedule B included with this Amendment and attached as an Exhibit hereto.
Citizenship: Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule A and Schedule B referenced therein and replacing them with Schedule A and Schedule B included with this Amendment and attached as an Exhibit hereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: This information is not changed by this Amendment.
Number of shares as to which each person has sole or shared power to vote or dispose: This information is not changed by this Amendment.
Transactions in the class effected during the past sixty days: The responses of the Reporting Persons in Item 3 and Item 4 of this Statement are incorporated herein by reference. On June 2, 2026, JPMorgan Chase & Co. ("JPMC") deposited 7,178 Variable Rate Muni Term Preferred Shares of the Issuer (CUSIP No. 09253N609) into a tender option bond trust arrangement designated as JPM PD Series 5114 Trust (the "TOB Trust"). The TOB Trust has title to such 7,178 Preferred Shares but does not independently have the power to dispose or direct the disposition of the Preferred Shares. JPMC, through its interests in and contractual rights with respect to the TOB Trust, retains an indirect beneficial ownership in the Preferred Shares, including with respect to the voting rights on the Preferred Shares, which additionally remain subject to the Voting Trust.
Other persons with the right to receive dividends or sale proceeds: This information is not changed by this Amendment.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: This information is not changed by this Amendment.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended by adding the following language after the last paragraph thereof:

On June 2, 2026, JPMorgan Chase & Co. ("JPMC") deposited 7,178 Variable Rate Muni Term Preferred Shares of the Issuer (CUSIP No. 09253N609) into a tender option bond trust arrangement designated as JPM PD Series 5114 Trust (the "TOB Trust"). The TOB Trust has title to such 7,178 Preferred Shares but does not independently have the power to dispose or direct the disposition of the Preferred Shares. JPMC, through its interests in and contractual rights with respect to the TOB Trust, retains an indirect beneficial ownership in the Preferred Shares, including with respect to the voting rights on the Preferred Shares, which additionally remain subject to the Voting Trust.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1 and Exhibit 99.5 thereto and inserting the following exhibits in thier place:
"Exhibit Description of Exhibit
99.1 Joint Filing Agreement
99.5 Amended and Restated Schedule A and Schedule B
99.8 Amendment to Amended and Restated Variable Rate Muni Term Preferred Shares Purchase and Exchange Agreement, dated as of September 28, 2026
99.9 Amendment to the Amended and Restated Registration Rights Agreement, dated September 28, 2026"

## Signatures
- JPMorgan Chase & Co.: /s/ Michael Lees, Michael Lees, Executive Director (10/01/2026)
- DNT Asset Trust: /s/ Sean Saroya, Sean Saroya, Authorized Officer (10/01/2026)
Comment: Please note that Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule A and Schedule B referenced therein and replacing them with the amended and restated Schedule A and Schedule B attached to this Amendment.